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                       HYTEC FLOW SYSTEMS
                        2395 Qume Drive
                      San Jose, CA   95131
                          408 321 6444
                        408 321 6446 fax



April 27, 1999


Mr. Thomas A.  Jones
Senior Counsel
Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 7-6
Washington, DC   20549


RE:  Hytec Flow Systems, Inc.
     Form 10-SB
     File No 0-25501

Dear Mr. Jones:

     Pursuant to your letter of comments dated April 8, 1999, please be advised that Hytec Flow Systems, Inc. (the "Company") hereby requests that its Form 10-SB be withdrawn from registration at this time for the reason that the Company is unable to complete responses to your letter of comments prior to May 4, 1999.

     Thank you for your cooperation.

                              Your truly,

                              Hytec Flow Systems, inc.


                              BY:  /s/ John J.  Schiavo, Jr.
                                   John Schiavo Jr., President